December 21, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endesa Américas S.A. (CIK 0001660078)
Non-Public Submission of Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

Submitted herewith on a confidential basis is the draft initial Registration Statement on Form 20-F (the “Registration Statement”) of Endesa Américas S.A. (the “Company”). The Company will be formed under the laws of the Republic of Chile in connection with its spin-off from Empresa Nacional de Electricidad S.A., a Chilean company (“Endesa Chile”), as part of a proposed reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel S.p.A., an Italian electricity and generation company.

As U.S. counsel to Endesa Chile in connection with the Reorganization, we have previously had discussions regarding the Reorganization and certain accounting and legal issues in connection with the Registration Statement with the staff of the Division of Corporation Finance of the Securities and Exchange Commission, including Mr. Paul Dudek, Chief of Office of International Corporate Finance, and Ms. Jill Davis, Associate Chief Accountant.

Should you have any questions or comments concerning the Registration Statement, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Attachment

cc:	Securities and Exchange Commission Paul Dudek, Esq. Jill Davis